June 5, 2015

Mr. Keith Gregory Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Don Felice	Re:	HC Capital Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Post Effective Amendment No. 72
Special Counsel T. 215-979-3884 F. 215-988-4320 dfelice@mccarter.com

McCarter & English, LLP BNY Mellon Center 1735 Market Street - Suite 700 Philadelphia, PA 19103-7501 T. 215.979.3800 F. 215.979.3899 www.mccarter.com

Dear Mr. Gregory:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of May 20, 2015 with respect to Post Effective Amendment No. 72 to Registrant’s Registration Statement filed on April 17, 2015.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

General Comments

BOSTON HARTFORD STAMFORD NEW YORK NEWARK EAST BRUNSWICK PHILADELPHIA WILMINGTON WASHINGTON, DC

1.      You noted that your comments would be made with respect to the HC Strategic Shares prospectus, but that they would apply to the HC Advisors Shares prospectus as well.

Response: All changes made in repose to Staff comments will be made in both prospectuses.

2.      You noted that all missing information in the registration statement, such as the fees and expenses table, should be completed or updated as applicable.

Response: The disclosure will be revised as requested.

3.      You requested that a Tandy letter be filed as separate correspondence.

Response: The Tandy letter will be filed as requested.

4.      You requested that the series and class identifiers on EDGAR be updated to reflect the Portfolio’s newly acquired ticker symbol.

Response: The updates will be made as requested.

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Prospectus

1.      In the Annual Operating Expenses table, you noted that, in the event that there are Acquired Fund Fees and Expenses of greater than 0.05%, there should be a footnote stating that the disclosure is based on estimated amounts for the current fiscal year.

Response: If applicable, the disclosure will be revised as requested.

2. In the second sentence of the Principal Investment Strategies, you requested that the phrase “domestic and international stocks” be deleted as redundant.

Response: The disclosure will be revised as requested.

3.      In the third paragraph of the Principal Investment Strategies, you requested that Registrant consider adding disclosure indicating that the Portfolio may invest in securities denominated in any currency, if accurate.

Response: The disclosure will be revised as requested.

4. At the end of the third paragraph of the Principal Investment Strategies, you requested that Registrant add disclosure clarifying the purposes for which derivatives will be used.

Response: The disclosure will be revised as requested.

5.      At the end of the fourth paragraph of the Principal Investment Strategies, you requested that Registrant add disclosure giving examples of specific industries or sectors in which the Portfolio would not invest due to its ESG policies.

Response: The Portfolio’s ESG focus incorporates a broader range of factors than would typically be used in a traditional “socially responsible” fund. Companies in any industry may be evaluated with respect to the “ESG Screens” used in the Portfolio’s investment process. While companies in some industries may be more likely to garner higher ESG ratings than companies in other industries and it is possible that no companies in a particular industry would survive the ESG screening process, the Portfolio does not automatically exclude any particular industry or sector.

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6. In the Principal Investment Strategies disclosure relating to the “Manager of Managers” strategy, you requested that Registrant consider clarifying exactly how “manager of managers” is a strategy.

Response: The multi-manager strategy involves pre-selecting a roster of Specialist Managers, each of which specializes in implementing a different investment style or investing in a particular asset class or market segment, and then directing assets among these Specialist Managers in order to access their various specializations when, in the Adviser’s judgment, each is most appropriate for achieving the Portfolio’s overall objectives. The disclosure has been modified to attempt to highlight the varying styles. Registrant also notes that there are specific risks associated with a manager of managers strategy and that such risks are included in the Principal Risks section.

7. In the Principal Investment Strategies disclosure relating to “Multi-Strategy,” you requested that Registrant clarify the strategies that will be used, such as: “long/short” or “event-driven.”

Response: The reference to “multi-strategy” in this case was not intended to refer to strategies such as the ones referenced in the Staff’s comment. It referred instead to the use of varying asset classes in differing market conditions, as well as the use of both active and passive investment strategies. Registrant has deleted the “multi-strategy” disclosure in order to avoid misunderstanding.

8.      You requested that the last sentence of the second paragraph of the “Multi-Strategy” disclosure in the Principal Investment Strategies, relating to the Portfolio’s benchmark index, be deleted and that the index be referenced in the Performance disclosure.

Response: The disclosure will be revised as requested.

9. In the Principal Risks disclosure related to Fixed Income risks, you asked that Registrant consider adding “Extension Risk” to the disclosure on “Call/Prepayment Risk.”

Response: The disclosure will be revised as requested.

10. In the Principal Risks disclosure related to High Yield Bond Risk, you requested that Registrant include a reference to “Junk Bonds.”

Response: The disclosure will be revised as requested.

11.    With respect to the Principal Risks disclosure related to Asset Backed Securities Risk, you requested that, if the Portfolio will invest significantly in mortgage backed securities, Registrant include “Mortgage Backed securities in

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the name of the risk category and include more mortgage-specific risk disclosure.

Response: The disclosure will be revised as requested.

12.    In the disclosure related to “Purchasing and Selling Your Shares” on page 9 of the Prospectus, you asked that Registrant please review the statement that the Trust does not impose investment minimums for accuracy and revise as appropriate.

Response: Registrant confirms that the disclosure is accurate.

13.    You requested that the second and third sentences under “Purchasing and Selling Your Shares” be moved to the Item 11.c.5 disclosure later in the prospectus and that Registrant consider including disclosure informing shareholders as to whether they will receive notice before an account is closed due to its small size.

Response: The referenced sentences already appear in the Item 11.c.5 disclosure. A “notice” statement will be added there and the sentences will be deleted from the Item 6 disclosure.

14. You requested that Registrant consider whether the last sentence of the “Tax Information” disclosure would be more appropriately included with the tax disclosure later in the prospectus.

Response: The referenced sentence already appears in the Item 11.f disclosure. The sentence will be deleted from the Item 7 disclosure.

15.    You noted that in the disclosure on “ESG Investing” on page 11 of the prospectus, it is stated that ESG screens may not necessarily be applied to certain types of investments and asked that Registrant consider including similar disclosure in the Principal Investment Strategies.

Response: The disclosure will be revised as requested.

16.    With respect to the language that appears under the heading “About Cash Management Practices” on page 16 of the prospectus, you suggested that disclosure should be added to the effect that temporary defensive positions may be inconsistent with the Portfolio’s Principal Investment Strategies.

Response: Registrant has reviewed the prospectus disclosure with respect to both cash management and the principal investment strategies. The latter states that the Portfolio may invest without limit in “fixed income securities of all types.” Registrant believes that this covers the kinds of short-term investments discussed in the cash management disclosure. Registrant has enhanced the principal investment strategy disclosure to make this point clear.

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17. You asked that Registrant update the assets under management information for the Adviser and each Specialist Manager to a date more recent than December 31, 2014 if possible.

Response: The disclosure will be revised as requested.

18.    In the disclosure regarding “Purchases and Redemptions – Purchasing Shares of the Portfolio,” you asked that Registrant consider clarifying its procedures for determining NAV on days when the NYSE closes earlier than 4pm.

Response: Registrant states in the prospectus that it determines NAV at the close of regular trading on the NYSE on days the exchange is open. When the exchange closes early, Registrant determines NAV as of the time of such early close. Registrant does not believe that situations in which the exchange closes early, whether for holiday or emergency purposes, are materially different from days on which the exchange is closed, such as federal holidays.

19.    In the disclosure regarding “Purchases and Redemptions – Acceptance of Purchase Orders; Anti-Money Laundering Policy,” you asked that Registrant consider adding additional disclosure regarding the procedures for purchasing shares of the Portfolio such as the meaning of “good order” and the address of the transfer agent.

Response: Registrant notes that, as disclosed in its prospectus, shares of the Portfolio are only available to clients of the Adviser or its affiliates and clients of intermediaries that have a client agreement with the Adviser. Additionally the majority of Trust shareholders are institutional entities and/or own their shares through an omnibus account. In the context of this particular structure, registrant believes that such disclosure is unnecessary.

20.    In the disclosure regarding “Purchases and Redemptions – Redeeming your Shares,” you requested that registrant consider including disclosure addressing possible delays in redemptions in the event of emergencies or SEC policies.

Response: The disclosure will be revised as requested.

21. In the disclosure regarding “Federal Taxes – IRAs and Other Tax-Qualified Plans,” you asked that the last sentence be reviewed for accuracy with respect to vehicles such as Roth IRAs.

Response: The disclosure will be revised to distinguish between traditional and Roth IRAs.

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22. On the prospectuses back cover, you noted that the date at the end of the “Annual and Semi-Annual Reports” disclosure needed to be updated.

Response: The disclosure will be revised as requested.

SAI

1. You asked that the disclosure regarding the Trustee ownership of Trust securities be updated to a date more recent than December 31, 2014.

Response: The disclosure will be revised as requested.

2.      With respect to the investment restriction related to the issuance of senior securities, you requested that Registrant provide “adjacent” narrative disclosure stating what is permissible under the 1940 Act.

Response: The disclosure will be revised as requested.

3.      In the “Investment Restrictions” disclosure, you requested that Registrant consider including disclosure indicating whether the Portfolio will consider the concentration of underlying investment companies when determining compliance with its own concentration policies.

Response: Registrant has reviewed the existing disclosure and believes that the restriction, as stated, accurately states the Portfolio’s policy.

4.      With respect to the investment restriction related to illiquid securities, you expressed the view that application of the 15% limitation on illiquid securities should not be limited to time of purchase and that Registrant consider disclosing this position and including additional disclosure regarding any corrective measures that will be employed to maintain the 15% threshold.

Response: Registrant has reviewed the existing disclosure as well as applicable Commission guidance. In “Revisions of Guidelines to Form N-1A,” Investment Company Act Release No. 18612 (March 20, 1992), the Commission suggests that funds reaching the 15% limit on illiquid securities should consider taking corrective measures in light of their obligation to maintain liquidity and in order to be able meet shareholder redemptions. The guidance does not require such corrective measures to be employed when the 15% limit is exceeded due to outflows, market changes or other circumstances. Accordingly, Registrant believes that the restriction, as currently stated, accurately states the Portfolio’s policy and applicable law.

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5. With respect to the “Portfolio Holdings” disclosure on page 33, you provided the following comments:

a. You requested that Registrant clarify whether “service providers” include ranking or rating organizations including whether they are entitled to receive non-standard disclosure of holdings;

b.      You requested that Registrant clarify whether restrictions on disclosure of holdings include any duty of confidentiality including prohibitions on trading based on such confidential information and that any procedures used to monitor the use of portfolio holdings information be disclosed;

c.      You requested that Registrant disclose the frequency with which portfolio holdings information is disclosed including the length of any lag time between the date of the information and the date of disclosure;

d.      You requested that Registrant clarify, in the penultimate sentence of this section, when holdings information may be disclosed by the Trust or service providers – i.e., before or after public disclosure;

e. You requested that Registrant disclose who is permitted to authorize the disclosure of portfolio holdings;

f.       You requested that Registrant disclose the procedures that the trust uses to ensure that any disclosure of holdings is in the best interests of Portfolio shareholders, including procedures to address various conflicts of interest specified in this section of Form N-1A; and

g. You requested that Registrant disclose the manner in which the Board exercises oversight of the disclosure of portfolio holdings.

Response: The disclosure will be revised as requested

6. In the Portfolio Manager Compensation disclosure related to HC Capital Solutions, you requested that disclosure regarding Mr. Conger’s compensation be added.

Response: The disclosure will be revised as requested.

7.      In the Portfolio Manager Compensation disclosure related to Mellon Capital, you requested that Registrant disclose greater specificity regarding the performance-based compensation such as the benchmark(s) used to measure performance and the time period over which such performance is measured.

Response: The disclosure will be revised as requested.

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8. You requested that the disclosure related to the independent registered public accounting firm be updated.

Response: The disclosure will be revised as requested.

Very truly yours,

Don Felice